Mail Stop 3561

May 16, 2006

Tom Liu
Chairman and CEO
Chilco River Holdings, Inc.
355 Lemon Ave., Suite C
Walnut, CA 91789

> **Re:**  **Chilco River Holdings, Inc.**
> **Amendment No. 2 to the Registration Statement on Form SB-2**
> **Filed May 8, 2006**
> **File No. 333-131946**

Dear Mr. Liu:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Financial Statements

Consolidated Statement of Operations and Comprehensive Income, page F-5

1. We note your response to our prior comment #9; however, based on our review of your detailed breakout of other income/expenses, it appears that you have improperly classified impairment losses on assets as well as the loss on the disposal of your assets as other expenses/losses instead of within operating expenses.  Given the relative significance of these charges to operating income,

please revise your financial statements to reclass these costs from other expenses/losses to operating expenses. Additionally, disclosure regarding the impairment of these assets should be made in the notes to the financial statements. For further guidance refer to paragraphs 25 through 26 as well as paragraph 45 of SFAS 144.

2. The financial statements should be updated, as necessary, to comply with Item 310(g) of Regulation S-B.

3. Please provide a currently dated signed consent from the independent public accountant in the amendment.

*** 

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Juan Migone, Accountant, at (202) 551-3312 or Margery Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     Kenneth G. Sam
        Dorsey & Whitney LLP
        Via Fax (303) 629-3450